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                                                                    Exhibit 99.4


This Sublicense Agreement ("AGREEMENT") is entered into as of December 31, 2004, by and among FUNIMATION PRODUCTIONS, Ltd., a Texas limited partnership having its registered office at 6851 NE Loop 820, Suite 247, Fort Worth, Texas 76180 U.S.A. ("LICENSOR"), and Atari, Inc., a Delaware corporation having its principal offices at 417 Fifth Avenue, New York, NY 10016 ("LICENSEE").

                                   WITNESSETH:

      WHEREAS, Licensor is the licensee of certain "Broadcasting Rights", "Video Rights" and "Merchandising Rights" relating to the "Film", the "Property" and the "Trademark", identified more fully in Schedule A attached hereto; and

      WHEREAS, through its license from TOEI ANIMATION CO., LTD. ("TOEI"), Licensor has the power and authority to grant to Licensee, within the "Licensed Territory" identified in Schedule A attached hereto, the right, privilege, and license to use, manufacture, and sell those types of Licensed Products (as such term is defined in Schedule A attached hereto) which incorporate or are otherwise based on the Film, the Property and/or the Trademark, and to use the Trademark on or in association with the Licensed Products; and

      WHEREAS, Licensee has represented that it has the ability to manufacture or have manufactured, market and distribute the Licensed Products in the Licensed Territory and to exploit the Trademark on or in association with the Licensed Products; and

      WHEREAS, Licensee desires to obtain from Licensor the license to use, manufacture, and sell Licensed Products in the Licensed Territory and to exploit the Trademark on or in association with the Licensed Products further described in this Agreement; and

      WHEREAS, both Licensee and Licensor are in agreement with respect to the terms and conditions upon which Licensee shall use, manufacture, and sell Licensed Products and exploit the Trademark.

      NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound, do hereby agree as follows:

      1.    License.

            (a) Licensor hereby grants to Licensee for the Term of this Agreement as recited in Schedule A attached hereto, the exclusive right and license to use the Film and the Property in connection with the development, publishing, manufacture, sale, distribution and advertisement of the Licensed Products within the Licensed Territory only. It is understood and agreed that this license shall pertain only to the Licensed Products and does not extend to any other product or service.

            (b) Licensor hereby grants to Licensee for the Term of this Agreement as recited in Schedule A attached hereto, an exclusive license to use the Trademark on, or in association with, the Licensed Products, as well as on packaging, promotional, and advertising material associated therewith, within the Licensed Territory only.

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            (c) Licensee shall not, directly or indirectly, make or authorize any use of the Licensed Products or the Trademark, like or similar, in any other country outside the Licensed Territory and will not knowingly sell the Licensed Products to persons who intend to resell the Licensed Products, or exploit the Trademark, in any country outside the Licensed Territory, provided, however, that the foregoing prohibitions shall not apply in the event that Licensee is otherwise licensed by Licensor or a third party with a legal right to grant such a license covering territories outside the Licensed Territory.

            (d) Licensee shall not sell or otherwise distribute the Licensed Products to jobbers, wholesalers, distributors, retail stores, or merchants whose sales or distributions are or will be made primarily for publicity purposes, combination sales, premiums, self liquidating offers ("SLO"), giveaways, vending, or similar methods of merchandising, or whose business methods are questionable. Licensee's rights do not include the right to manufacture or market premium, promotional, or SLO items, except in connection with commercially reasonable promotional and marketing activities directly associated with the Licensed Products as authorized by Licensor and only if first approved in writing by Licensor. Licensor reserves the right to market premium, promotional, and SLO Licensed Products and is free to use any manufacturer. This paragraph shall in no way limit Licensee from selling Licensed Products in connection with OEM arrangements, as such are commonly known in the industry, subject to the approval of Licensor, not to be unreasonably withheld.

            (e) Licensed Products shall specifically exclude articles associated directly or indirectly with any "Book Publishing Rights" unless first approved in writing by Licensor. For purposes hereof, the term "Book Publishing Rights" shall mean the right to publish comic books, story books, poster books, calendars, and/or sticker albums or any other product based upon the Property, the Film or the Trademark which tells a narrative story, but shall not include
(i) the Guides, or (ii) premiums associated with the Licensed Products which are first approved in writing by Licensor.

            (f) Unless otherwise agreed in writing by the parties hereto, Licensee shall not sublicense any of the rights licensed under this Agreement, except that Licensee shall have the right to outsource manufacturing and development to third parties, as well as the publishing rights to the Guides, contracted by Licensee and approved by Licensor (not to be unreasonably withheld) and shall have the right to outsource distribution in any portion of the Licensed Territory where Licensee does not maintain its own distribution network to a third party contracted by Licensee and approved by Licensor, not to be unreasonably withheld. Licensor hereby approves the use of Sega, Sony, Nintendo and Microsoft and each of their authorized manufacturers for manufacturing hereunder and Prima as a print publisher of the Guides.

            (g) On Licensed Products and packaging and marketing materials associated therewith Licensee shall endeavor to adhere as faithfully as may be practicable to the form in which the Property has appeared in the Film, making due allowance for modifications necessitated by the change from one medium into another. No substantial departures shall be made in the general appearance of the Property or the Trademark without Licensor's prior written consent. It is expressly agreed that the designs available to be exploited hereunder shall be limited to the Property, and any designs from original comics, publishing items or other products

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manufactured outside the Licensed Territory which do not appear in the Film are not available for exploitation hereunder.

            (h) Licensee shall not change or permit any change of the Property without obtaining the prior written consent of Licensor.

      2.    Term of this Agreement.

      This Agreement and the provisions hereof, except as otherwise provided herein, shall be in full force and effect commencing on the date first noted above and shall extend for a "Term" as recited in Schedule A attached hereto.

      3.    Compensation.

            (a) Licensee shall pay to Licensor a "Guaranteed Minimum Royalty" in accordance with the terms of Schedule A attached hereto. This royalty advance shall represent a non-refundable but recoupable advance against the Royalty which cumulatively accrues and becomes payable during the Term of this Agreement.

            (b) (1) During the Term of this Agreement, a "Royalty" shall accrue with respect to each of the Licensed Products in the percentage recited in Schedule A attached hereto, based on Licensee's "Net Sales" (being hereafter defined) of each of the Licensed Products. Royalty payments shall be due and payable within thirty (30) days following the expiration of each "Royalty Period" (hereafter defined).

                  (2) "Net Sales" shall mean Licensee's gross sales (the gross invoice amount billed customers), calculated at the Licensee's wholesale list price, less bonafide discounts, price protection chargebacks, shipping errors, and returns plus a fifteen percent (15%) reserve for returns, plus a reserve of up to three (3%) for any of the foregoing items which cannot be readily applied to specific Licensed Products, such reserve to be reconciled no less frequently than once per year with documentation provided to Licensor by Licensee which shows the application of such items to specific Licensed Products. The return reserve shall be returned on a rolling, semi-annual basis. For the avoidance of any doubt, this means that a reserve for returns withheld in the First Quarter shall be returned (to the extent not used) in the Third Quarter and so forth. As used in the definition of Net Sales, price protection chargebacks shall have the same meaning as customarily defined in the industry (i.e., the original wholesale price minus the new wholesale price when Licensee makes a change in the SRP where certain retailers require an accounting chargeback such that their remaining un-sold inventory cost from Licensee is reduced to the new, lower wholesale price; price protection chargebacks must be documented, invoice by invoice, retailer by retailer). With respect to other retailer chargebacks relating to inventory management (other than price protection chargebacks), Licensor agrees to consider allowing deductions therefor in good faith on a case-by-case basis, provided, however, that the final decision on any such deduction will be Licensor's in its sole discretion. Except as specifically set forth above in this paragraph 3(b)(2), no costs incurred in the manufacturing, selling, advertising, and distribution of the Licensed Products, uncollectible amounts, or allowances for uncollectible accounts shall be deducted in determining "Net Sales".

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                  (3) A Royalty obligation shall accrue upon each sale of a
Licensed Product regardless of the time of collection by Licensee. For purposes of this Agreement, a Licensed Product shall be considered "sold" upon the date when such Licensed Product is billed, invoiced, shipped, or paid for, whichever event occurs first, specifically excluding rentals which are considered sold upon receipt of rental income.

                  (4) If Licensee sells any Licensed Products to any party affiliated with Licensee or in any way directly or indirectly related to or under the common control with Licensee, or sells any Licensed Product in a transaction which is not bona fide, at a price which is less than the highest price charged to other parties by Licensee, the Royalty payable to Licensor shall be computed on the basis of the highest price charged to other parties by Licensee.

                  (5) With respect to any revenue sharing arrangements for the Licensed Products between Licensor and customers which rent the Licensed Products (each a "Rental Arrangement"), Licensee shall, within thirty (30) days of the execution of such Rental Arrangement, notify Licensor and provide to Licensor copies of any contracts or other documents memorializing such Rental Arrangement. The compensation due Licensor from Licensee with respect to Licensed Product units sold or otherwise distributed by Licensee pursuant to any such Rental Arrangement (each a "Rental Unit") shall not be computed on the basis of Net Sales, but shall be computed at the applicable Royalty Rate (as set forth in Paragraph 9 of Schedule A) as a percentage of Licensee's Rental Arrangement Revenue. As used in this Agreement, the term "Rental Arrangement Revenue" means any and all revenue derived by Licensee from each Rental Arrangement, including, without limitation, any and all "order processing fees" and similar items. For further clarity, Licensor's share of Rental Arrangement Revenue shall be considered part of Licensor's Royalties. If, at the end of the second full Royalty Period (as hereafter defined) during which a particular Licensed Product is commercially available, the cumulative number of Rental Units of such Licensed Product exceeds ten percent (10%) of the cumulative total units of such Licensed Product sold or otherwise distributed by Licensee, then:
(i) Licensor and Licensee shall in good faith renegotiate the division, on retroactive and prospective bases, between Licensee and Licensor of the Rental Arrangement Revenue derived from the applicable Rental Arrangement, and (ii) Licensee shall thereafter not enter into any Rental Arrangement without first receiving Licensor's prior written approval, which shall not be unreasonably withheld or delayed.

                  (6) Prior to Licensee exploiting the Guides, it is understood and agreed that the parties shall first agree on a royalty rate to be paid to Licensor in connection with the exploitation of the Guides.

            (c)

                  (1) Licensee shall provide Licensor with a written Royalty statement certified as accurate by a duly authorized officer of Licensee on a quarterly basis, no later than thirty (30) days after the termination of the preceding full "Royalty Period". Such statement shall be separated on a country by country basis, showing the stock number, description, product wholesale list price, gross sales and units, number of Rental Units, Rental

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Arrangement Revenue and Licensor's share thereof, product returns and units, and
Net Sales and units for each Licensed Product. Such statement shall also show the total amount of units manufactured for each Licensed Product during the Royalty Period.

                  (2) Such statements shall be furnished to Licensor whether any Licensed Products were sold during the Royalty Period or whether any Royalty payments are or will be due and payable. For purposes hereof, "Royalty Periods" (being based on Contract Year quarters) shall terminate on the last day of March, June, September, and December of each Contract Year during the Term of this Agreement with the exception of the first and last Contract Year quarters which may be "short" depending upon the effective date of this Agreement.

                  (3) The receipt or acceptance by Licensor of any Royalty statement, or the receipt or acceptance of any Royalty payment made, shall not prevent Licensor from subsequently challenging the validity or accuracy of such statement or payment. In no event shall the receipt or acceptance of any Royalty payment operate as a waiver of any of Licensor's contractual and/or legal rights.

            (d)

                  (1) All Royalty payments due hereunder shall be made in United States currency drawn on a United States bank, unless otherwise agreed by the parties.

                  (2) Late payments shall incur interest at the rate of one and one-quarter percent (1.25%) per month or the maximum allowed by law, whichever is lower, from the date such payments were originally due.

                  (3) All payments to be made by Licensee hereunder shall be made without set-off, counterclaim, condition, or qualification, except as specified in section (b)(2) above, and without deduction for or on account of any tax, levy, impost, duty, charge, fee deduction or withholding of whatever nature.

                  (4) Upon expiration of this Agreement, or earlier termination of this Agreement in the event of Licensee's breach of this Agreement, all Royalty obligations shall be accelerated and shall immediately become due and payable.

                  (5) Licensee's obligations for the payment of a Royalty shall survive the expiration or earlier termination of this Agreement and will continue for so long as Licensee continues to sell or otherwise market the Licensed Products.

      4.    Audit.

            (a) Licensor shall have the right, upon at least five (5) days written notice, to inspect Licensee's books and records and all other documents and material in the possession of or under the control of Licensee with respect to the subject matter of this Agreement (including, without limitation, purchase orders, invoices, inventory records, shipping, receiving, bills of lading, manufacturing invoices, and letters of credit), at the place where such records are normally retained by Licensee. Licensor shall have free and full access thereto for such purposes and shall be permitted to make copies thereof and extracts therefrom. This right to inspect

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includes, without limitation, Licensor's right to inspect all consumer and other complaints pertaining to the Licensed Products.

            (b) In the event that such inspection reveals a discrepancy between the amount of Royalty owed Licensor and that which was actually paid, Licensee shall pay such discrepancy, plus interest, calculated at the rate of one and one-quarter percent (1.25%) per month or the maximum allowed by law, whichever is lower. In the event that such discrepancy is in excess of five percent (5%) over a period of at least two Royalty Periods as determined by an independent certified public accountant working on a non-contingency basis, Licensee shall also reimburse Licensor for the cost of such inspection including any accountants' and attorneys' fees incurred in connection therewith.

            (c) All books and records relative to Licensee's obligations hereunder shall be maintained and kept accessible and available to Licensor for inspection within the mainland United States for at least three (3) years after the issuance of the statement for which such books and records correspond (but not for cumulative purposes). In addition Licensee shall retain for a reasonable period of time such records as may be necessary in order to enable Licensee and Licensor to defend lawsuits which may be instituted by third parties.

            (d) In the event that an investigation of Licensee's books and records is made, certain confidential and proprietary business information of Licensee may necessarily be made available to the person or persons conducting such investigation. It is agreed that such confidential and proprietary business information shall be retained in confidence by Licensor and shall not be used by Licensor or disclosed to any third party without the prior express written permission of Licensee unless required by law. It is understood and agreed, however, that such information may be used in any proceeding based on Licensee's alleged failure to pay its actual Royalty obligation(s). Licensor shall not conduct more than one audit per year and shall not audit any books and records of Licensee more than once.

            (e) In addition to the inspections described herein, Licensee shall at any time (but not more than twice in any calendar year) provide to Licensor upon its written request a Licensed Product sales datafile/electronic spreadsheet containing complete and accurate information.

      5.    Licensee's Obligations.

            (a) Licensee shall use its commercially reasonable, good faith efforts to promote, market, sell and distribute the Licensed Products.

            (b) Licensee shall be solely responsible for the manufacture, production, marketing, sale, and distribution of the Licensed Products and will bear all related costs associated therewith.

            (c) It is the intent of the parties that Licensee shall design, market, and ship the Licensed Products in all countries in the Territory.

            (d) Licensee shall not utilize any dominant feature of the Film, the Property, or the Trademark on any product other than the Licensed Products or approved premiums.

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            (e) Licensee shall not assert unauthorized rights in the Film, the
Property, the Licensed Products, or the Protections.

            (f) Licensee shall use the English language on the Licensed
Products.

            (g) Licensee shall not grant sublicenses hereunder or otherwise assign, transfer, alienate, encumber, or charge any of its rights or obligations hereunder without the express written consent of Licensor, except as expressly permitted in this Agreement. Licensor recognizes that Licensee may outsource development of the Licensed Products and/or distribution of the Licensed Products outside of the United States (but within the Territory) and agrees that it will promptly approve (to the extent not already approved in this Agreement) any reasonable party chosen by Licensee for such purposes so long as such party is under contract with Licensee. Licensee shall not sell any Licensed Product to another party to incorporate the Licensed Product with another product to be marketed or sold without the prior written approval of Licensor.

            (h) Licensor and its affiliates may purchase any Licensed Product(s) in any quantity up to five percent (5%) of the total shipped units by Licensee of such Licensed Product at fifteen percent (15%) below the lowest prices (as sold or offered for sale) to any other party minus any sales commissions, agent fees, and distribution costs as available. Licensor and its affiliates shall be entitled to make such purchases under the same terms, conditions, and priority level as Licensee's highest volume customers. Licensor shall have the right to sell or distribute Licensed Products only through Licensor's web sites, www.funimation.com, www.zstore.com, and www.dbzstore.com.

            (i) Licensee hereby acknowledges that it is the intent of the parties that this Agreement is binding upon any subdistributors utilized by Licensee. Licensor retains the right to approve Licensee's distribution scheme for the Licensed Products in the Territory, and, in this connection, Licensor may require that any subdistributor assume the obligations of Licensee under this Agreement in writing.

            (j) Upon Licensee's creation or improvement of any Licensed Product, Licensed Product concept, or Licensed Product design containing new or improved artwork, Licensee shall furnish to Licensor within thirty (30) days of its internal distribution, high quality, high resolution copies (digital format preferred) of any artwork that has been created, purchased, or improved by Licensee, and this artwork, to the extent it contains the Film or Property, shall be the property of Licensor and Toei.

            (k) Licensee shall display, in a prominent place on Licensee's internet site or sites, a button linking to Licensor's internet site located at www.dragonballz.com. Licensee shall use for this purpose a button design provided by Licensor. Licensee shall display such button as soon as is practicable upon receiving this design from Licensor, and shall make reasonable efforts to keep such button and links functional throughout the Term.

            (l) With respect to price protection chargebacks as described in Paragraph 3 hereof, Licensee shall notify Licensor promptly upon the initiation of any price decrease which will cause any such price protection chargeback.

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      6.    Advertising.

            (a) Licensee agrees to advertise and promote then Licensed Products commensurate with its other successful products. Licensee shall submit reports to Licensor which contain information regarding past and future Licensed Product advertising spending and future advertising plans relating to the Licensed Products. Licensor and Licensee shall work together in good faith regarding the frequency, format and content of such reports.

            (b) Licensee's advertising and promotional material and other matter shall incorporate the elements of the Film and the Property in a manner usually employed by the industry in the merchandising of products similar to the Licensed Products. However, no such advertising material or other matter shall be used by Licensee until after Licensee shall have first submitted such advertising material and other matter to Licensor, and Licensor has approved same in writing. Any disapproval shall be in writing and shall state the reasons for such disapproval. In the event Licensor fails to approve or offer the reasons for disapproval within 20 business days, such material shall be deemed approved.

            (c) Licensor expressly retains the right to conduct other advertising, whether through Licensor, Licensee, other sublicensees or otherwise.

            (d) Licensor shall have the right to use the name, trademarks and copyrights of Licensee for the purpose of promoting the Property, the Film, and the Licensed Products, provided that Licensor shall in not use them in such a manner as would be likely to materially damage Licensee's goodwill, reputation, or intellectual property rights.

      7.    Notices, Quality Control, and Samples.

            (a) The license granted hereunder is conditioned upon Licensee's full and complete compliance with the marking provisions of the trademark, patent, and copyright laws of the United States and other countries within the Territory.

            (b) The Licensed Products, as well as all promotional, packaging, and advertising material related thereto, shall include all appropriate legal notices as required by Licensor to give appropriate notice to the consuming public of Licensor's and Toei's respective rights, titles, and interests thereto. Licensee agrees that, unless otherwise expressly approved in writing by Licensor, each usage of the Property shall be followed by either the TM or the
(R) Trademark Notice symbol, as designated in writing by Licensor, and the following legend shall appear at least once on each Licensed Product and on each piece of promotional and packaging material:

      English Version:  Licensed by FUNimation Productions, Ltd.
      (C) (Year of Manufacture) BIRD STUDIO/SHUEISHA, TOEI ANIMATION

If a Licensed Product is particularly small there may be a reasonable reduction in the content, which is subject to approval by Licensor. Licensee shall display all notices in accordance with

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the requirements under the Universal Copyright Convention and the Copyright Act
or other laws of the respective countries comprising the Licensed Territory including, without limitation, the regulations thereunder. In addition, all packaging for Licensed Products must include the logo of Licensor.

            (c) The Trademark and copyright notices, if possible, shall be permanently affixed to the Licensed Products, and if not possible, then on a tag permanently glued, sewn or otherwise attached to the Licensed Products, in a place where the public could reasonably find them. The Trademark and copyright notices shall not be placed only on a hang tag.

            (d) The Licensed Products shall be of a high quality which is at least equal to comparable products manufactured and marketed by Licensee, and be of such style, appearance, and quality as shall be reasonably adequate and suited for exploitation to the best advantage. If Licensor reasonably determines that the quality of a class of the Licensed Products falls below such standard, Licensee shall use its commercially reasonable efforts to restore such quality.

            (e) For each Licensed Product, Licensee shall furnish to Licensor the concept, rough design and/or associated storyboards and representative artwork, as well as master candidates, mock-ups of packaging, advertising, and promotional materials for each Licensed Product for the purpose of obtaining Licensor's written approval before Licensee starts manufacture or distribution, such approvals not to be unreasonably withheld; for clarity, any non-approval on the part of Toei, whether reasonable or unreasonable, shall constitute a valid reason for Licensor's disapproval of the same approval submission. In the event of any unreasonable disapproval by Toei, Licensor shall use its commercially reasonable efforts to secure approval by Toei of the disapproved item. If Licensor fails to respond by a written notice within twenty (20) business days of receipt of a proper submission for approval, the required approval shall be deemed to have been given for such submission. For the avoidance of doubt and without limiting the generality of the foregoing, the Licensed Product milestones, as established by course of dealing between Licensor and Licensee, shall continue to be observed for purposes of the approval process.

            (f) Licensee shall submit to Licensor at least eighteen (18) units of each uniquely identified Licensed Product from the first production run thereof, and thereafter shall, at least once during each calendar year, shall submit to Licensor an additional twenty-four (24) sets of samples for each uniquely identified Licensed Product.

            (g) Licensee agrees to permit Licensor or its representative to inspect at any time the facilities where the Licensed Products are being manufactured and packaged and remove random samples for inspection on or off the premises, excluding any manufacturing facility over which Licensee does not have, and cannot readily, acquire, such right of access or inspection. Licensor shall not unreasonably interfere with Licensee's manufacturing operations.

      8.    Notice and Payment.

      (a) If, at any time after the execution of this Agreement, it shall become necessary or convenient for one of the parties to deliver any notice, demand or communication upon the other party, such notice, demand or communication shall be in writing, signed by the party serving the same, personally delivered, or sent by registered or certified mail, return receipt requested,

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postage prepaid, or by an internationally recognized guaranteed overnight delivery service providing for signed receipt of delivery, and (1) if intended for Licensor, shall be addressed to:

            FUNimation Productions, Ltd.

            6851 NE Loop 820, Suite 247

            Fort Worth, Texas  76180

            Attn:  Stephanie D. Giotes

and (2) if intended for Licensee, shall be addressed to the Licensee contact as stated in Schedule A or to such other address as either party may have furnished to the other in writing as a place for the service of notice. Any notice shall be deemed to have been delivered as of the time it is personally delivered, or deposited in the United States mail or with such overnight delivery service.

      (b) All required electronic communications from Licensee to Licensor should be directed to Stephanie@funimation.com. Electronic communications shall not constitute formal notice as described in (a) above.

      9.    Patents, Trademarks and Copyrights.

            (a) Licensor may seek, in its own name or the name of Toei, appropriate patent, trademark or copyright protections. Licensee shall not seek any such protection without Licensor's prior written consent with respect to the Film.

            (b) It is understood and agreed that Toei and/or Licensor shall retain all their respective rights, titles and interests in the Film, the Property and any patent, copyright and trademark protections (including the Trademark) in the same (collectively, the "Protections").

            (c) Licensee acknowledges Toei's and Licensor's exclusive and respective rights, titles, and interests in the Film, the Property, and the Protections and, further, acknowledges that the Film, the Property, and the Protections are unique and original to Licensor and Toei and that Licensor and Toei are the respective owners thereof, and Licensor has the exclusive Broadcasting Rights, Video Rights, and Merchandising Rights pertaining thereto within the Licensed Territory. Licensee shall not, at any time during or after the effective Term of this Agreement, dispute or contest, directly or indirectly, Toei's or Licensor's exclusive and respective rights, titles and interests to the Film, the Property and/or the Protections or the validity thereof. The provisions of this paragraph shall also apply in case of modifications or improvements to the Property or Licensed Products made by mutual consent of the parties hereto. Licensee shall not in any way do anything to infringe upon, harm, or contest Toei's or Licensor's respective proprietary rights.

            (d) Licensor acknowledges that the Licensed Products, including the copyrights thereto, are unique and original to Licensee and that Licensee is the owner thereof, including all underlying computer code, subject to the rights of Licensor and/or Toei in the Property and the Film. Notwithstanding the above and for the avoidance of doubt, Licensee shall have no ownership interest in the Property or the Film itself.

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            (e) Promptly after the execution of this Agreement, Licensor shall provide Licensee with such drawings, diagrams, sculptures, and other renderings of the Property as Licensor shall possess in such detail as to enable Licensee, its permitted sublicensees and its contract developers and manufacturers to utilize the Property in the development and manufacture of Licensed Products. Promptly after Licensor has made or acquired any material additions, improvements, or changes to the Property, it shall provide Licensee with such drawings, diagrams, sculptures, and other renderings thereof as Licensor shall possess in such detail as to enable Licensee, its permitted sublicensees, and its contract developers and manufacturers to utilize such additions, improvements, and changes in the development and manufacture of Licensed Products. If Licensee requests any additions, improvements, or changes with respect to the Property or requests any additional sculpting, packaging, or artwork, Licensor may, but shall not be obligated to, provide the same to Licensee. The cost of providing any such requested additions, improvements or changes in materials shall be borne by Licensee and such costs shall be prepaid by Licensee.

            (f) Licensee shall cooperate fully and in good faith with Licensor and Toei's for the purpose of securing and preserving Toei's and Licensor's rights, titles, and interests in the Film, the Property, and the Protections within the Territory. Licensee shall assist Licensor and Toei to the extent necessary in the procurement of any protection of any of Licensor's and Toei's rights. Licensee shall forthwith notify Licensor of any possible improper or unlawful use of the Film, the Property, or the Protections by any third party. Toei or Licensor, if either so desires, may commence or prosecute any claims or suits in its own name and join Licensee as a party, if necessary, upon the consent of Licensee (such consent not to be unreasonably withheld). Any claims or lawsuits shall be prosecuted solely at the cost and expense of Toei and all sums recovered, whether by judgment, settlement, or otherwise, shall be the property of Toei, Licensor or Licensee, as their interests may appear; provided, however, Licensee shall not be entitled to any portion of a recovery unless such recovery is made in connection with claims pertaining specifically to the Licensed Products and Licensee shall have borne an appropriate allocable share of the costs of prosecuting any such claims or lawsuits, as determined by Toei and Licensor in the exercise of their reasonable discretion. Upon request of Toei or Licensor, Licensee shall execute all papers, testify on all matters, and otherwise cooperate in every way necessary and desirable for the prosecution of any such lawsuit. The party bringing suit shall reimburse Licensee for the expenses incurred as a result of its cooperation.

            (g) In the event that Licensor elects to not prosecute a claim to protect the Property, Licensee shall be entitled, after first receiving written approval from Licensor (such approval shall not be unreasonably withheld), to prosecute a claim based on use of the Property to protect its exclusivity interest in the Licensed Products.

            (h) Licensee acknowledges that the Film, the Property, and the Protections have acquired secondary meaning.

            (i) Licensee agrees that its use of the elements of the Film, the Property, and/or the Protections inures to the benefit of Toei and Licensor, respectively, and that Licensee shall not acquire any rights in the Film, the Property, or the Protections.

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

            (j) The parties agree to execute any documents reasonably requested by the other party to effect any of the above provisions.

      10.   Termination.

      The following termination rights are in addition to the termination rights provided elsewhere in this Agreement:

            (a) Immediate Right of Termination. Upon the occurrence of any of the following events, Licensor shall have the right to immediately terminate this Agreement by giving written notice to Licensee:

                  (1) Licensee fails to obtain or maintain product liability insurance in the amount and of the type provided for herein and fails to cure such failure within thirty (30) days of receipt of notice thereof; or

                  (2) Licensee files a petition in bankruptcy or is adjudicated as bankrupt or insolvent, or makes an assignment for the benefit of creditors, or an arrangement pursuant to any bankruptcy law, or if the Licensee discontinues its business or a receiver is appointed for the Licensee or for the Licensee's business and such receiver is not discharged within sixty (60) days; or

                  (3) Licensee knowingly breaches any of the provisions of this Agreement relating to the unauthorized assertion of rights in the Film, the Property, the Licensed Products, or the Protections and does not cease such breach immediately upon written notice from Licensor; or

                  (4) Licensee fails to make timely payment of Royalty when due and such failure continues for thirty (30) days after receipt of written notice thereof, it being understood that interest accruing from the original date is not thereby waived; or

                  (5) Licensee sells any unapproved Licensed Product and does not cease such sales as soon as reasonably practicable after written notice from Licensor, it being understood and agreed that if Licensee so ceases then Licensor's sole remedy shall be that all such unapproved Licensed Product sold by Licensee shall be subject to double the royalty rate otherwise applicable as liquidated damages.

            (b) Licensor shall have the right to immediately terminate the portion(s) of the Agreement relating to any Licensed Product(s) with respect to any country or countries in the Licensed Territory if Licensee for any reason fails to restore such Licensed Product to the previously approved quality level within thirty (30) days after being advised to do so by Licensor. This termination right shall be country specific only (i.e., a quality level breach in South Africa shall not give rise to a United States termination right, only to a South African termination right for the specific Licensed Product at issue.)

            (c) Right to Terminate on Notice. In instances other than those otherwise contemplated under the terms of this Section 10, if either party defaults in the performance of any provision of this Agreement the non-defaulting party may give written notice to the defaulting party that if the default is not cured within a forty-five (45) day period from such notice, this Agreement shall terminate immediately upon notice by the non-defaulting party.

                                                                        12 of 21

Notwithstanding the previous sentence, the forty-five (45) day period shall be suspended for so long as (i) the default is not capable of being cured within such forty-five (45) day period and (ii) the defaulting party is actively engaged in attempting to cure the default; provided however, in no event shall the cure period exceed ninety (90) days. Suspension shall end and termination may occur if, at any time, the default becomes capable of being immediately cured and is not promptly cured or the defaulting party ceases its attempts to cure the default.

      11.   Post Termination Rights.

            (a) Not less than thirty (30) days prior to the expiration of this Agreement or immediately upon earlier termination hereof, Licensee shall provide Licensor with a complete "Inventory" which shall schedule all inventory of Licensed Products then on-hand, whether in the form of work-in-progress or finished goods.

            (b) Intentionally omitted.

            (c) Upon the expiration or earlier termination of this Agreement, all of the rights of Licensee under this Agreement shall forthwith terminate and immediately revert to Licensor and Licensee shall immediately discontinue all use of the elements of the Film, Property, and the Protections, at no cost whatsoever to Licensor.

            (d) Upon early termination of this Agreement for any reason whatsoever, Licensee agrees to immediately return to Licensor all material relating to the elements of the Film, the Property, and the Protections including, but not limited to, all artwork, color separations, prototypes and the like, as well as any market studies or other tests or studies conducted by Licensee with respect to the elements of the Film, the Property and the Protections, at no cost whatsoever to Licensor. Molds, market studies, and other tests may be destroyed.

            (e) In the event that Licensee sells or distributes any Licensed Products or other products which in any way utilize elements of the Film, Property, or Protections without first receiving Final Written Approval from Licensor as specified in Section 7 Licensor, without any limitation of Licensor's other legal or equitable remedies, shall be entitled to 100% of all revenue derived from such sales or distribution, and such unapproved products shall be deemed counterfeit for all purposes. The foregoing shall not apply if such selling or distributing of such product(s) can be proven by Licensee to have occurred entirely by mistake or inadvertence.

      12.   Goodwill.

      Licensee recognizes the value of the goodwill associated with the elements of the Film, the Property, and the Protections and acknowledges that the elements of the Film, the Property, and the Protections and all rights therein including the goodwill pertaining thereto, belong exclusively to Toei and Licensor, respectively.

      13.   Indemnity.

            (a) Licensor shall defend, indemnify and hold Licensee, its subsidiaries, affiliates, directors, shareholders, trustees, officers, agents, servants, subcontractors, and

                                                                        13 of 21
employees (each referred to herein as an "Indemnified Party" and collectively as the "Indemnified Parties") free and harmless from any and all claims, demands, actions, causes of action, disputes, indebtedness, liabilities, obligations, promises, judgments, contracts, executions of any nature, damages, costs, and expenses, whether based upon contract, tort, or otherwise, or arising pursuant to local, state, or federal statute, criminal or otherwise and which arise out of or are related to any performance or non-performance of this Agreement by Licensor or a breach of Licensor's warranties hereunder, or any claim by a third party that the Property or Film infringes the copyright, trademark, patent or other intellectual property right of such party (collectively and severally referred to herein as the Claims"). Licensor shall pay or reimburse Licensee and each Indemnified Party on demand for all costs and expenses (including, without limitation, reasonable accountants' fees, attorneys' fees, and other expenses) which arise out of or in connection with any Claims, whether or not formal legal action is instituted, and shall pay any and all judgments that may be finally rendered on account thereof, including, but not limited to, judgments awarding actual, exemplary, or punitive damages.

            (b) Licensee shall defend, indemnify and hold Licensor, Toei, and their respective subsidiaries, affiliates, directors, shareholders, trustees, officers, agents, servants, subcontractors, and employees (each referred to herein as an "Indemnified Party" and collectively as the "Indemnified Parties") free and harmless from any and all claims, demands, actions, causes of action, disputes, indebtedness, liabilities, obligations, promises, judgments, contracts, executions of any nature, damages, costs, and expenses, whether based upon contract, tort, or otherwise, or arising pursuant to local, state, or federal statute, criminal or otherwise and which arise out of or are related to any performance or non-performance of this Agreement by Licensee or a breach of Licensee's warranties hereunder, or any claim by a third party that the items described in section 9(d), (except claims based upon the Property or the Film) infringes the copyright, trademark, patent or other intellectual property right of such party (collectively and severally referred to herein as the "Claims"). Licensee shall pay or reimburse Licensor and each Indemnified Party on demand for all costs and expenses (including, without limitation, reasonable accountants' fees, attorneys' fees, and other expenses) which arise out of or in connection with any Claims, whether or not formal legal action is instituted, and shall pay any and all judgments that may be finally rendered on account thereof, including, but not limited to, judgments awarding actual, exemplary, or punitive damages.

      14.   Insurance.

      Licensee shall, throughout the Term of this Agreement including any extended Term, obtain and maintain at its own cost and expense from a qualified insurance company licensed to do business in appropriate state(s), an insurance policy or policies covering general liability within the Territory, inclusive of bodily injury, property damage, and personal injury, naming Toei and Licensor as additional named insureds. Such policy shall provide protection against any and all claims, demands, and causes of action arising out of any defects or failure to perform, alleged or otherwise, of the Licensed Products or any material used in connection therewith or any use thereof. The minimum amount of coverage provided by the policies are detailed in Schedule A. The policies of insurance shall be deemed primary insurance and any insurance obtained by Licensor shall be excess insurance not subject to exposure until the coverage of Licensee's policy shall be exhausted. The policy shall provide for fifteen (15) days prior written

                                                                        14 of 21
notice to Toei and Licensor from the insurer by registered or certified mail, return receipt requested, in the event of any intended modification, cancellation, or termination thereof. Licensee agrees to furnish Licensor a certificate of insurance evidencing same within thirty (30) days after execution of this Agreement and in no event shall Licensee manufacture finished goods, distribute, or sell the Licensed Products prior to receipt by Licensor of such evidence of insurance shows coverage throughout the term. Licensee shall provide to Licensor, as becomes necessary, a certificate evidencing current insurance as required herein throughout the Term of this Agreement.

      15.   Jurisdiction

      THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO CONFLICT OF LAWS, AND THE STATE COURTS OF TARRANT COUNTY, TEXAS SHALL HAVE EXCLUSIVE VENUE AND JURISDICTION OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PERFORMANCE, NON-PERFORMANCE, EXISTENCE, VALIDITY, BREACH, OR TERMINATION THEREOF. THE PARTIES HERETO EXPRESSLY WAIVE ANY DEFENSE OF LACK OF PERSONAL JURISDICTION OR IMPROPER VENUE WITH RESPECT TO SUCH COURTS.

      16.   Intentionally Omitted.

      17.   Agreement Binding on Successors.

      The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and where permitted, their sublicensees, successors, and assigns.

      18.   No Joint Venture.

      Nothing contained herein shall be construed as a joint venture or shall make one party the agent of the other party.

      19.   Assignability and use by Affiliates.

      Except as otherwise provided herein, Licensee shall not grant sublicenses hereunder or otherwise assign, transfer, alienate, encumber or charge any of its rights or obligations hereunder without the express written consent of Licensor. Notwithstanding anything to the contrary in this Agreement, any right that may be exercised by Licensee hereunder may be exercised by Infogrames Entertainment S.A., or any entity which is 50% or more owned or controlled, directly or indirectly, by Infogrames Entertainment S.A.

      20.   Waiver.

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

      No waiver by either party of any default shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement.

      21.   Severability.

      If any term, clause, or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause, or provision; and such invalid term, clause, or provision shall be deemed to be severed from the Agreement.

      22.   No Modification.

      This Agreement shall not be modified or amended except in writing signed by the parties hereto and specifically referring to this Agreement. The parties hereby acknowledge the existence of the license agreement between the parties dated October 27, 1999 and all amendments thereto, and that such agreement shall continue in full force and effect according to its terms.

      23.   Warranties and Representations:

            (a) Licensor represents and warrants, to its best actual knowledge, that it has an agreement with the sole and exclusive owner of the Property, that, Licensor has the full, exclusive and unrestricted right and power to grant the license hereby granted to Licensee, that neither Licensor nor any other party has granted or will grant during the Term licenses of Licensed Products in the Territory to persons other than Licensee and that, to Licensor's knowledge, the utilization of the "Artistic Rights and Elements" will not infringe on any copyrights, trademarks or other proprietary rights of any other person. Artistic Rights and Elements are defined as the trademarks, patents and copyrighted materials associated with the Property supplied to Licensee from Licensor for the incorporation or use with Licensed Products pursuant to this Agreement.

            (b) Licensee represents and warrants that it has the power and authority to enter into and to fully perform under this Agreement. Licensee warrants and represents that, to the best of its knowledge, it owns the complete rights to any elements of the Licensed Product which Licensee has created necessary for the purposes contemplated by this Agreement except for any Artistic Rights and Elements provided to Licensee from Licensor. Licensee further warrants and represents that there is no contract with any other person, firm or corporation which will in any way interfere with Licensee's ability to perform under this Agreement. Licensee additionally warrants and represents that the Licensed Product, other than those Artistic Rights and Elements supplied by Licensor, are not obscene, libelous or otherwise unlawful; to the best of its knowledge, do not infringe upon any trademark, trade name, patent or copyright; and do not violate the private, civil or property rights, the right of privacy or any other rights of any third party. Licensee makes no representation whatsoever regarding the anticipated sales volume of the Licensed Products or the revenue to be earned by Licensor hereunder.

                                                                        16 of 21

      24.   Distribution Limitations

      Licensee shall have the right to use any available distribution channels, except that, and notwithstanding any other provisions contained within this Agreement, Licensee does not have the rights and may not utilize amusement parks, theme parks, and/or vending machine distribution or marketing avenues. Licensor reserves all rights in these areas.

            IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal the day indicated.

LICENSOR:
FUNIMATION PRODUCTIONS, LTD,

a Texas Limited Partnership

By: /s/ Robert G. Brennan
-------------------------------
Name: Robert G. Brennan
Title: Director of Licensing

LICENSEE:
Atari, Inc.
a Delaware corporation

By: /s/ Harry M. Rubin
-------------------------------
Name: Harry M. Rubin
Title: Sr. Exec. VP

                                                                        17 of 21

                                   SCHEDULE A

Licensee:                  Atari, Inc.

Licensee's Address:        50 Dunham Road

                           Beverly, MA 01915

Licensee Contact:          Matt Collins

Licensee Telephone:        978.921.3700

Licensee Telefax No.:      978-921-3503

Licensee Email:            matt.collins@atari.com

Licensee Web Site:         atari.com

A copy of all notices to Licensee shall be sent to Licensee at Atari, Inc., 417 Fifth Avenue, New York, NY 10016, Attn.: General Counsel (fax: 212.726.4239).

            1.    Film.

            Film is defined as the animated television series known as "Dragonball", "Dragonball Z" and "Dragonball GT", including any new or additional episodes and longer-running "specials" based on the foregoing for which Licensor has rights, but excluding any and all prequels, sequels, feature films, and theatrical releases relating to such animated television series. Licensor does not have Book Publishing Rights and therefore artwork specifically used by the book publishers may not be directly duplicated as part of the definition of Property, unless such artwork is duplicated as part of the Film.

            2.    Property.

            Property is defined as the title(s) of the Film, the Trademarks, the characters appearing therein, the names, designs, figures, storylines, and drawings connected with such characters and/or the Film and works of fine art, such as scenes and symbols, contained in the Film.

            3.    Trademarks.

            The following Trademarks form a part of this Agreement:

                  "Dragonball", "Dragonball Z", and "Dragonball GT"; and

                  All character names used in the Film.

            4.    Licensed Products.

            (a) The term "Licensed Products" as used in this Agreement shall mean: (i) interactive computer video games on the Licensed Platforms (as such term is hereafter defined), and (ii) clue books, printed strategy guides and hint books associated with such interactive

                                                                        18 of 21
computer video games (specifically excluding electronic and/or video-based strategy guides) (referred to in this Agreement as the "Guides"). "Licensed Products" shall not include products licensed by Licensor to Licensee pursuant to the October 27, 1999 agreement, as amended, between the parties.

            (b) The term "Licensed Platforms" as used in this Agreement shall mean the interactive computer video game platforms as follow: Sony Playstation, Sony Playstation 2, Microsoft Xbox, Microsoft Xbox2, Nintendo Gameboy Advance, Nintendo DS, Sony PSP, Nintendo GameCube, and any platform clearly understood in the industry to be the "next generation" of any of the foregoing platforms.

            (c) During the Term and within the Licensed Territory, the license granted to Licensee in this Agreement shall be exclusive for the Licensed Products. However, notwithstanding any exclusivity, option, right of negotiation, or similar right Licensee may have: (i) Licensor shall have the right, for promotional purposes only, to develop and publish interactive games on the Internet to the extent that such games are simple, do not have significant development costs, and do not directly generate revenue, and (ii) such exclusivity shall be applicable to Bandai only on the condition and to the extent that Licensee, subject to Licensor's normal approval process, agrees to continue to work in good faith with Bandai to release commercially viable titles developed or co-developed by Bandai as Licensed Products in the Territory pursuant to the same or substantially similar material terms and conditions contained in the agreements between Bandai and Licensee regarding the Budokai titles for the Playstation2.

            (d) The parties understand and acknowledge that Licensor does not currently have rights with respect to the Additional Platforms (as such term is hereafter defined). Notwithstanding the foregoing, however, Licensor shall not, at any time during the Term and within the Licensed Territory, license any Additional Platform to any third party for use in connection with the Property. Further, in the event that Licensor acquires the rights to license the use of the Property for interactive computer games on any Additional Platform in the Licensed Territory during the Term, Licensor shall, subject to good faith negotiations regarding reasonable performance provisions (including, without limitation, binding milestone dates and advances and/or minimum guarantees), license to Licensee the rights to the Property for such Additional Platform(s), in which event such Additional Platform shall become a Licensed Platform within the meaning of this Agreement.

            (e) The term "Additional Platforms" as used in this Agreement shall mean the interactive video game platforms as follow: PC (including CD- and DVD-ROM), Mac, wireless telecommunications devices (i.e., cell phones, PDAs with wireless telephony capability, and similar devices), the Internet (including massive multiplayer games) and any other platform not commercially available as of the date of this Agreement which directly competes or will directly compete with the Licensed Platforms; for further clarity, examples of games which do not compete with the Licensed Platforms are Jakks' 10-in-1, Jazwares Table Top Arcade game, Jazwares GT16, Radica Skannerz, and the next generation of the foregoing.

                                                                        19 of 21

            5. Licensed Territory.

            The following countries shall constitute the Licensed Territory (the "TERRITORY" or "LICENSED TERRITORY"):

            USA (including all of its territories, possessions and military bases), English-speaking Canada, Australia, New Zealand and South Africa. In the event Licensor is or becomes licensed by Toei for the applicable rights in additional territories during the Term, such territories shall automatically be deemed part of the Licensed Territory.

            6.    Term.

                  (a) This Agreement shall commence on December 31, 2004 and shall be for "Term" expiring on January 9, 2010, with the understanding that Licensor and Licensee shall, on or before January 9, 2010, meet to discuss in good faith the possibility of: (i) extending the Term of this Agreement, (ii) adding a "sell-off" or "exploitation period" to the end of the Term, and (iii) making the last year of the Term non-exclusive as to the creation and development of interactive computer games; with the understanding that any agreements between Licensor and Licensee with respect to any of the foregoing shall be subject to the approval of Toei.

            7. The Guaranteed Minimum Royalty is Ten Million U.S. Dollars payable by January 15, 2005. It is understood and agreed that this Guaranteed Minimum Royalty shall be cross-collateralized across all Licensed Products items with the exception of the Guides.

            8.    Intentionally Omitted.

            9. Royalty Rate. The Royalty Rate applicable to all Licensed Product items (except for Guides) shall be:

            (a) for total unit sales of each Licensed Product item up to five hundred thousand (500,000) units of such individual Licensed Product item, eight and one-half percent (8.5%) of Net Sales; and

            (b) for total unit sales of each Licensed Product item in excess of five hundred thousand (500,000) units of such individual Licensed Product item, ten percent (10%) of Net Sales.

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            10.   Insurance Coverage Amounts:

            The Insurance policies described in Section 14 shall be US$1 million combined single limit with no deductible.

            11.   Delivery Materials/Information

            Licensor shall provide Licensee the following materials:

                  (a)   Style guide for Film.

                  (b) If available, a copy of color slides, transparencies, advertising and promotional materials which Licensee requests from Licensor, the costs of obtaining, duplication and shipping to be born by Licensee.

            12.   Promotion

            Licensee agrees to use reasonable efforts to promote the Licensed Products by displaying and promoting them to its main buyers of similar products throughout the Term of this Agreement and to display and promote the Licensed Products within Licensee's booth at trade shows it attends and at Licensee's showrooms.

            13.   Advertising

            Licensee's obligations are set forth in Section 6(a) of this Agreement.

            14.   Yearly Product Plan

            At least once each twelve month period, Licensee shall, through meaningful consultation with Licensor, supply Licensor with a product plan, which shall include such items as development schedules and milestones, product listings, platforms, and quarterly release windows. Such plan shall be non-binding and Licensee shall use its commercially reasonable efforts to adhere to each such plan and to achieve the goals and targets set forth therein.

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